UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For October 26, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony publishes its suite of reports for the financial year ended 2017, which includes its notice of the annual general meeting

Johannesburg. 26 October 2017. Harmony Gold Mining Company Limited (“Harmony” or “the company”) is pleased to announce that it published its suite of reports today for the financial year ended 30 June 2017(FY17).

These reports include:
●
Integrated Annual Report 2017
●
Financial Report 2017
●
Mineral Resources and Mineral Reserves 2017
●
Report to Shareholders 2017, which includes the notice of meeting of annual general meeting
●
The Form 20F – Harmony’s annual filing submitted to the United States Securities and Exchange Commission – available after 5pm SA time today on the company’s website at https://www.harmony.co.za/investors/reporting/20f.

All of the above reports are available as pdfs at www.har.co.za, our reporting website and may also be accessed via our corporate website, www.harmony.co.za.

Our Integrated Annual Report 2017 tells Harmony’s story for our 2017 financial year (FY17) from 1 July 2016 to 30 June 2017. We aim to show readers what Harmony has done and achieved, what we plan to do and achieve in the future and how we intend to get there. The report reflects on our journey in FY17 – we explain our external and internal environments, our strategy and business model, together with our objectives and how we performed against these.

The audited annual financial statements for the 12 months ended 30 June 2017 are included as part of the Company reports’ suite. These audited results contain no modifications to the financial results published on 17 August 2017, with the exception of a change to the consolidated cash flow statement of R76 million to additions to property, plant and equipment (from R3 966 million to R3 890 million) and the foreign currency translation adjustments (R95 million to R19 million). The total for the cash utilised by investing activities was impacted (R3 459 million to R3 383 million), with no impact on the totals for cash generated by operations or cash utilised by financing activities, nor did it affect the net increase in cash and cash equivalents or the cash and cash equivalents balance. There was no impact on net profit or earnings per share.

PricewaterhouseCoopers Inc. audited the annual financial statements and their unqualified report is available for inspection at the registered office of the Company.

The annual general meeting of the company will be held at the Hilton Hotel, 138 Rivonia Road, Sandton, Johannesburg, South Africa, on Thursday, 23 November 2017, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.
Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 71 607 1498 (mobile)

26 October 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 26, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director